Exhibit 99.1

Note: These IFRS results were established under Vivendi Universal’s management responsibility. These results were presented to the Audit Committee on April 11, 2005 and were subject to audit procedures by the statutory auditors who issued positive assurance on the GAAP information presented.

Vivendi Universal: Positive impact of IFRS

Paris, April 14, 2005 — Beginning January 1, 2005, Vivendi Universal’s (Paris Bourse: EX FP; NYSE: V) consolidated financial statements will be prepared in accordance with the applicable International Financial Reporting Standards (IFRS)1, as approved by the European Union.

The quarterly, half-year and annual financial reports for 2005 will be published in accordance with the IFRS and will include comparative figures for 2004 prepared under the same standards.

Principal impacts of the IFRS transition on 2004 financial statements

• Shareholders’ equity of €15,798 million as of December 31, 2004, compared to €13,621 million in French GAAP.

• Revenues (on a comparable basis2) of €18,724 million, compared to €18,893 million in French GAAP.

• Operating income (on a comparable basis) of €3,137 million, compared to €3,117 million in French GAAP.

• Net income of €3,821 million, compared to a profit of €754 million in French GAAP. In particular, this improvement takes into account the positive impact of the cancellation under IFRS of the foreign currency translation adjustment associated with the NBC Universal transaction as of January 1st, 2004 (approximately €2,490 million, non-cash) and the goodwill amortization (€638 million).

• Adjusted net income3of € 1,309 million, compared to €1,380 million in French GAAP.

• Financial net debt4 of €4,724 million as of December 31, 2004, compared to €3,135 million in French GAAP. In particular, this difference takes into account the forward agreement to purchase an additional 16% stake in Maroc Telecom for €1.1 billion. In IFRS, financial net debt represents 29.9% of Shareholders’ equity, to be compared with 23% in French GAAP.

Adoption of IFRS does not require any major change for Vivendi Universal in terms of financial information.

[1]	Given the remaining uncertainties regarding the standards and interpretations that will be applicable as of December 31, 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted today. Uncertainties remain in particular regarding certain important standards and interpretations: recognition of commitments to repurchase minority interests and accounting for customer loyalty programs by telecommunications operators.

[2]	The comparable basis, a non GAAP measure, mainly illustrates the impact of the divestitures at Canal+ Group (Canal+ Nordic, etc.), of Kencell and Monaco Telecom, and includes the full consolidation of Mauritel by Maroc Telecom as if these transactions had occurred at the beginning of 2004. In addition, comparable basis illustrates under French GAAP the effect of the divestiture of VUE, which, under IFRS GAAP is recorded as a discontinued operation as from January 1, 2004. The results on a comparable basis are not necessarily indicative of the combined results that would have occurred had the events in question actually occurred at the beginning of 2004.

[3]	Adjusted net income does not include, in particular, most non-operating and non-recurring items, income tax and the minority interest in adjustments. It does take into account part of the benefit arising on the Consolidated Global Profits Tax System, as from January 1, 2004.

[4]	In French GAAP, Financial net debt includes financial gross debt less cash and cash equivalents. Under IFRS, financial net debt includes financial gross debt (including commitments to repurchase minority interests) less cash and cash equivalents, as well as derivative financial instruments and cash deposit backing financing.

Impacts on the statement of financial position

Certain statements of financial position items are reclassified. Assets held for sale (VUE) are identified and minority interest and other equity are included in equity.

Commitments to repurchase minority interests are recorded in the statement of financial position (in financial debt offset mainly through minority interests and goodwill).

Impacts on the statement of earnings

Impacts relate to the presentation of revenues of telecommunications operators, the identification of assets held, disposed of or discontinued, recognition of share-based payments (stock option plans and group savings plans), the elimination of goodwill amortization and the mark-to-market of financial instruments (derivative instruments and certain assets).

Impacts on the statement of cash flows

There are no changes other than the identification of discontinued operations (VUE).

A comprehensive and detailed documentation on the transition to IFRS is available at www.vivendiuniversal.com and http://finance.vivendiuniversal.com.

Next publications of Vivendi Universal financial reports (under IFRS with 2004 comparative figures under IFRS):

First Quarter 2005 Revenues: April 27, 2005.
First Quarter 2005 Earnings: May 19, 2005.
Second Quarter 2005 Revenues: July 28, 2005.
Second Quarter 2005 Earnings: September 13, 2005.

Important Disclaimer

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: certain accounting methods and/or options adopted herein may be modified at a later date; the expected impacts from the adoption of IFRS may not occur in the manner or according to the timing set forth herein; the expected dates for transitioning to IFRS reporting may not occur as projected herein; as well as any additional risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

CONTACTS :

Media	Investor Relations
Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 171 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 171 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 171 71 30 45
New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961

APPENDIX I

VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF EARNINGS
(IFRS standards)

Year Ended
December 31,
(In millions of euros, except per share amounts)	2004
Revenues	€18,932
Cost of revenues	(9,885)

Margin from operations	9,047
Selling, general and administrative expenses	(5,788)
Other operating expenses	(100)

Earnings from operations	3,159
Other income from ordinary activities	89
Other charges from ordinary activities	(25)
Income from equity affiliates	244

Earnings before interest and income taxes	3,467
Interest	(414)
Other financial charges	(430)
Other financial income	1,693

Interest and other financial income and charges	849

Earnings before income taxes and discontinued operations	4,316
Provision for income taxes	(298)

Earnings from continuing operations	4,018
Earnings from discontinued operations	860

Earnings for the year	€4,878

Attributable to :
Minority interests	1,057
Equity holders of the parent	€3,821

Earnings attributable to discontinued operations per share — basic	0.75
Earnings attributable to discontinued operations per share — diluted	0.75

Earnings attributable to the equity holders of the parent per share — basic	€3.34
Earnings attributable to the equity holders of the parent per share — diluted	€3.32

APPENDIX II

VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(IFRS standards)

	January 1,	December 31,
(In millions of euros)	2004	2004
ASSETS
Goodwill, net	€12,969	€13,181
Media / Entertainment non current content assets, net	2,971	2,431
Other intangible assets, net	2,362	2,177
Property, plant and equipment, net	5,768	4,882
Investments in equity affiliates	2,096	5,773
Non current derivative instruments	79	125
Cash deposits backing financing	230	59
Other non current financial assets	3,653	3,628
Deferred income tax assets	1,094	1,388
Other non current assets	87	451

Non current assets	31,309	34,095

Inventories	364	315
Current income tax receivables	373	772
Media / Entertainment current content assets, net	583	418
Accounts receivable and other	5,673	4,682
Current derivative instruments	64	132
Other short-term financial assets	30	30
Cash and equivalents	2,726	3,159

	9,813	9,508
Assets held for sale	13,897	180

Current assets	23,710	9,688

TOTAL ASSETS	€55,019	€43,783

EQUITY AND LIABILITIES
Share capital	€5,893	€5,899
Additional paid-in capital	7,234	7,313
Retained earnings and others	(277)	2,586
Equity associated with assets held for sale	231	—

Equity attributable to equity holders of the parent	13,081	15,798
Minority interests	3,961	2,643

TOTAL EQUITY	17,042	18,441

Non current provisions	843	795
Long-term debt	7,416	5,357
Deferred income tax liabilities	3,670	3,395
Other non current liabilities	2,669	2,833

Non current liabilities	14,598	12,380

Accounts payable	9,441	8,357
Current income tax payables	1,157	1,298
Current provisions	355	357
Short-term borrowings	5,611	2,842

	16,564	12,854
Liabilities associated with assets held for sale	6,815	108

Current liabilities	23,379	12,962

TOTAL LIABILITIES	37,977	25,342

TOTAL EQUITY AND LIABILITIES	€55,019	€43,783